SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)



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CUSIP No. 382410 10 8

1.   Name of Reporting Persons and IRS or SS Identification Number:
     (a) Rochelle Rand
2.   Check the Appropriate Box if a Member of a Group:
     (a) N/A
     (b) N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     (a) United States
     Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     2,501,320*
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     2,501,320*
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,501,320*
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     5.95%
12.  Type of Reporting Person
     IN


* Includes 266,146 shares issuable upon the conversion of 29,837 shares of Series B Preferred Stock.





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Item 1(a)  Name of Issuer:
           Goodrich Petroleum Corporation
Item 1(b)  Address of Issuer's principal executive offices:
           5847 San Felipe, Suite 700
           Houston, TX 77057
Item 2(a)  Name of person filing:
           Rochelle Rand
Item 2(b)  Address of principal business office or, if none, residences:
           351 California Street
           Suite 1330
           San Francisco, CA  94104
Item 2(c)  Citizenship:
           United States
Item 2(d)  Title of class of securities:
           Common Stock, $.20 par value
Item 2(e)  CUSIP Number:  382410 10 8
Item 3     Not Applicable
Item 4     Ownership:
           (a)  Amount beneficially owned:
                2,501,320*
           (b)  Percent of class:
                5.95%
           (c)  Number of shares as to which such person has:
                (i)    sole power to vote or to direct the vote -
                       2,501,320*
                (ii)   shared power to vote or to direct the vote -
                       0
                (iii) sole power to dispose or to direct the disposition of - 2,501,320*
                (iv)   shared power to dispose or to direct the disposition of -
                       0
Item 5-10  Not Applicable


* Includes 266,146 shares issuable upon the conversion of 29,837 shares of Series B Preferred Stock.



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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 5, 1998




/s/  Rochelle Rand
------------------
Rochelle Rand


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